UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports First Quarter 2020 Results, Exceeds Guidance”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports First Quarter 2020 Results, Exceeds Guidance

Rehovot, Israel, May 14, 2020 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter ended March 31st, 2020.

First Quarter 2020 Highlights:

•	Quarterly revenue of $61.0 million, exceeding guidance of $50 million to $60 million.
•	GAAP net income of $11.7 million, or $0.41 per diluted share, exceeding guidance of $0.18 to $0.34 per share.
•	Non-GAAP net income of $13.5 million, or $0.47 per diluted share, exceeding guidance of $0.26 to $0.42 per share.
•	Balanced product revenue mix across Logic/Foundry and Memory.
•	Nova’s optical metrology solutions selected by leading global logic manufacturer for its global logic fabrication sites. Initial revenues were recognized in the first quarter of 2020.

GAAP Results ($K)
	Q1 2020	Q4 2019	Q1 2019
Revenues	$61,022	$64,625	$56,657
Net Income	$11,682	$12,385	$7,756
Earnings per Diluted Share	$0.41	$0.43	$0.27
NON-GAAP Results ($K)
	Q1 2020	Q4 2019	Q1 2019
Net Income	$13,481	$14,561	$10,449
Earnings per Diluted Share	$0.47	$0.51	$0.37

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

“Nova performed well this quarter with revenue and profitability exceeding the guidance. These financial results demonstrate our solid execution capabilities as well as our resilient and agile operational model, which allows us to adapt quickly to uncertainties in the market,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Amid the global spread of the pandemic, our focus continues to be on the safety and well-being of our employees and partners. Although the market is still vulnerable, we have already taken the required measures to protect our production lines and supply chain to ensure business continuity throughout the year.”

2020 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2020. Based on current estimates, management expects:

•	$58 million to $66 million in revenue
•	$0.29 to $0.43 in diluted GAAP EPS
•	$0.37 to $0.51 in diluted non-GAAP EPS

2020 First Quarter Results

Total revenues for the first quarter of 2020 were $61.0 million, a decrease of 6% compared to the fourth quarter of 2019 and an increase of 8% compared to the first quarter of 2019.

Gross margin for the first quarter of 2020 was 56%, compared to a gross margin of 54% in the fourth quarter of 2019, and compared to gross margin of 56% in the first quarter of 2019.

Operating expenses in the first quarter of 2020 were $21.5 million, compared with $20.1 million in the fourth quarter of 2019 and compared with $22.9 million in the first quarter of 2019.

On a GAAP basis, the company reported net income of $11.7 million, or $0.41 per diluted share, in the first quarter of 2020. This is compared with net income of $12.4 million, or $0.43 per diluted share, in the fourth quarter of 2019, and compared with net income of $7.8 million, or $0.27 per diluted share, in the first quarter of 2019.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the company reported net income of $13.5 million, or $0.47 per diluted share, in the first quarter of 2020. This is compared with net income of $14.6 million, or $0.51 per diluted share, in the fourth quarter of 2019, and compared with net income of $10.4 million, or $0.37 per diluted share, in the first quarter of 2019.

Conference Call Information

Nova will host a conference call today, May 14, 2020, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-866-548-4713
ISRAEL TOLL-FREE Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2093

At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time

Please reference conference ID: 6871888

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 14, 2020 at 12 p.m. Eastern Time to May 21, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671

Replay Pin Number: 6871888

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high- precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats, including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	March 31, 2020	December 31, 2019

Current assets
Cash and cash equivalents	35,531	31,748
Short-term interest-bearing bank deposits	162,155	154,533
Trade accounts receivable	55,043	51,603
Inventories	49,779	48,362
Other current assets	13,429	17,122

Total current assets	315,937	303,368

Non-current assets
Interest-bearing bank deposits	2,726	2,813
Restricted interest-bearing bank deposits	2,000	2,000
Deferred tax assets	4,755	4,554
Severance pay funds	1,158	1,210
Right of-use assets	27,545	28,256
Property and equipment, net	31,460	30,566
Intangible assets, net	6,936	7,562
Goodwill	20,114	20,114

Total non-current assets	96,694	97,075

Total assets	412,631	400,443
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	18,451	20,706
Deferred revenues	2,602	2,256
Operating lease current liabilities	2,020	2,236
Other current liabilities	23,220	21,751

Total current liabilities	46,293	46,949

Non-current liabilities
Accrued severance pay	2,054	2,120
Operating lease long-term liabilities	30,370	31,077
Other long-term liability	6,025	5,758

Total non-current liabilities	38,449	38,955

Shareholders' equity	327,889	314,539

Total liabilities and shareholders’ equity	412,631	400,443

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2020	2019

Revenues:
Products	45,725	44,061
Services	15,297	12,596
Total revenues	61,022	56,657

Cost of revenues:
Products	18,040	17,577
Services	8,640	7,496
Total cost of revenues	26,680	25,073

Gross profit	34,342	31,584

Operating expenses:
Research and development, net	11,683	12,584
Sales and marketing	6,563	7,146
General and administrative	2,589	2,522
Amortization of acquired intangible assets	626	656
Total operating expenses	21,461	22,908

Operating income	12,881	8,676

Financing income, net	1,028	510

Income before taxes on income	13,909	9,186

Income tax expenses	2,227	1,430

Net income for the period	11,682	7,756

Earnings per share:
Basic	0.42	0.28
Diluted	0.41	0.27

Shares used for calculation of earnings per share:

Basic	27,902	27,932
Diluted	28,760	28,580

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019

Cash flows from operating activities:
Net income for the period	11,682	7,756

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,744	2,700
Stock-based compensation	1,318	1,212
Change in deferred tax assets, net	654	(197)
Change in accrued severance pay, net	(14)	33
Change in trade accounts receivable	(3,440)	6,610
Change in inventories	(1,448)	(4,532)
Change in other current and long-term assets	3,693	602
Change in trade accounts payable	(2,255)	3,304
Change in other current and long-term liabilities	211	(1,122)
Change in short term deferred revenues	346	1,134

Net cash provided by operating activities	13,491	17,500

Cash flow from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(7,535)	(2,372)
Purchase of property and equipment	(2,270)	(1,977)

Net cash used in investment activities	(9,805)	(4,349)

Cash flows from financing activities:
Purchases of treasury shares	(14)	-
Shares issued upon exercise of options	111	106

Net cash provided by financing activities	97	106

Increase in cash and cash equivalents and restricted cash	3,783	13,257
Cash and cash equivalents – beginning of period	31,748	24,877
Cash and cash equivalents – end of period	35,531	38,134

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019

GAAP gross profit	34,342	34,633	31,584
Stock-based compensation expenses *	256	269	234
Facilities transition costs	-	-	212
Non-GAAP gross profit	34,598	34,902	32,030
GAAP gross margin as a percentage of revenues	56%	54%	56%
Non-GAAP gross margin as a percentage of revenues	57%	54%	57%

GAAP operating income	12,881	14,483	8,676
Stock-based compensation expenses *	1,318	1,430	1,212
Amortization of acquired intangible assets	626	656	656
Facilities transition costs	-	-	614
Non-GAAP operating income	14,825	16,569	11,158
GAAP operating margin as a percentage of revenues	21%	22%	15%
Non-GAAP operating margin as a percentage of revenues	24%	26%	20%

GAAP net income	11,682	12,385	7,756
Stock-based compensation expenses *	1,318	1,430	1,212
Amortization of acquired intangible assets	626	656	656
Facilities transition costs	-	-	614
Revaluation of long-term liabilities	(66)	269	484
Tax effect of non-GAAP adjustments	(79)	(179)	(273)
Non-GAAP net income	13,481	14,561	10,449

GAAP basic earnings per share	0.42	0.44	0.28
Non-GAAP basic earnings per share	0.48	0.52	0.37

GAAP diluted earnings per share	0.41	0.43	0.27
Non-GAAP diluted earnings per share	0.47	0.51	0.37

Shares used for calculation of earnings per share:
Basic	27,902	27,965	27,932
Diluted	28,760	28,689	28,580

* Stock-based compensation expenses for the three months ended March 31, 2020 included in – Cost of revenues products - 206; Cost of revenues services - 50; Research and development expenses, net – 335; Sales and marketing expenses – 346; General and administrative expenses – 381.